EXHIBIT (h)(3)
AMENDED AND RESTATED
ADMINISTRATION ASSISTANCE SERVICES AGREEMENT
     THIS AGREEMENT is made as of January 1, 2009 by and among PNC GLOBAL INVESTMENT SERVICING (U.S.) INC., a Massachusetts corporation (“PNC”), MERIDIAN FUND, INC., a Maryland corporation (the “Fund”) and ASTER INVESTMENT MANAGEMENT CO., INC. (“Aster”). Capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.
BACKGROUND
     A. The Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”) and Aster is the Fund’s investment manager;
     B. PNC (formerly, PFPC Inc.) and the Fund are parties to an Administration Assistance Services Agreement dated as of December 16, 2002, as amended to date (the “Superseded Agreement”) which is terminated as of the date set forth above; and
     C. The Fund and Aster wish to continue to retain PNC to provide administration assistance services to the Fund’s investment portfolios listed on Exhibit A attached hereto and made a part hereof (each a “Portfolio”), and as such Exhibit A may be amended from time to time, and PNC wishes to furnish such services.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby the parties hereto agree as follows:
1. Appointment. The Fund hereby appoints PNC to provide administration assistance services to each of the Portfolios, in accordance with the terms set forth in this Agreement. PNC accepts such appointment and agrees to furnish such services. PNC shall be under no duty to take any action hereunder on behalf of Aster, the Fund or any Portfolio except as specifically set forth herein or as may be specifically agreed to by the parties in a written amendment hereto. PNC shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Fund or Aster or by any other third party service provider to the Fund or Aster.
2. Instructions.
     (a) Unless otherwise provided in this Agreement, PNC shall act only upon Oral Instructions or Written Instructions.
     (b) PNC shall be entitled to rely upon any Oral Instructions or Written Instructions it receives from an Authorized Person pursuant to this Agreement. PNC may assume that any Oral Instructions or Written Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Fund or this Agreement or of any vote, resolution or proceeding of the Fund’s Board of Directors or of the Fund’s shareholders, unless and until PNC receives Written Instructions to the contrary.
     (c) The Fund or Aster may forward to PNC Written Instructions confirming Oral Instructions as circumstances warrant (except where such Oral Instructions are given by PNC or its affiliates) so that PNC receives the Written Instructions by the close of business on the same day that such Oral Instructions are received. The fact that such confirming Written Instructions are not received by PNC or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or PNC’s ability to rely upon such Oral Instructions.
3. Right to Receive Advice.
     (a) Advice of the Fund. If PNC is in doubt as to any action it should or should not take, PNC may request directions or advice, including Oral Instructions or Written Instructions, from the Fund or Aster.
     (b) Advice of Counsel. If PNC shall be in doubt pertaining to any action it should or should not take with respect to a legal requirement under the Securities Laws, PNC may, at its expense, request advice from counsel of its own choosing (who may be counsel for the Fund, Aster or PNC, at the option of PNC).
     (c) Conflicting Advice. In the event of a conflict between directions or advice or Oral Instructions or Written Instructions PNC receives from the Fund or Aster, and the advice it receives from counsel, PNC may rely upon and follow the advice of counsel, unless such advice materially conflicts with the advice given by the Fund’s Counsel as to a legal requirement under the Securities Laws. If practical under the circumstance, PNC shall notify the Fund prior to taking or not taking any action as a result of such conflicting advice.
     (d) No Obligation to Seek Advice. Nothing in this section shall be construed so as to impose an obligation upon PNC (i) to seek such directions or advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.
4. Records; Visits. The books and records pertaining to the Fund and the Portfolios that are in the possession or under the control of PNC shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during PNC’s normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by PNC to the Fund or to an Authorized Person, at the Fund’s expense.
5. Confidentiality. Each party shall keep confidential certain information relating to each of the other party’s business comprising: (a) any data or information that is competitively sensitive material, and not generally known to the public, including, but not limited to, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of Aster, the Fund or PNC, their respective subsidiaries and affiliated companies; (b) any scientific or technical information, design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords Aster, the Fund or PNC a competitive advantage over its competitors; (c) all confidential or proprietary concepts, documentation, reports, data, specifications, computer software, source code, object code, flow charts, databases, inventions, know-how, and trade secrets, whether or not patentable or copyrightable; and (d) anything designated as confidential (collectively, “Confidential Information”). Notwithstanding the foregoing, information shall not be Confidential Information and shall not be subject to a duty of confidentiality if it: (a) is already known to the receiving party at the time it is obtained; (b) is or becomes publicly known or available through no wrongful act of the receiving party; (c) is rightfully received from a third party who, to the best of the receiving party’s knowledge, is not under a duty of confidentiality; (d) is released by the protected party to a third party without restriction; (e) is requested or required to be disclosed by the receiving party pursuant to a court order, subpoena, governmental or regulatory agency request or law; (f) is relevant to the defense of any claim or cause of action asserted against the receiving party; (g) is Fund information provided by PNC in connection with an independent third party compliance or other review; (h) is necessary or desirable for PNC to release such information in connection with the provision of services under this Agreement; or (i) has been or is independently developed or obtained by the receiving party. The provisions of this Section 5 shall survive termination of this Agreement for a period of three (3) years after such termination.
6. Liaison with Accountants. PNC shall act as liaison with the Fund’s independent public accountants and shall provide account analyses, fiscal year summaries, and other audit-related schedules with respect to each Portfolio. PNC shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund.
7. PNC System. PNC shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by PNC in connection with the services provided by PNC hereunder.
8. Disaster Recovery. PNC shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available. In the event of equipment failures, PNC shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions. PNC shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by PNC’s own intentional misconduct, bad faith, negligence or reckless disregard of its duties or obligations under this Agreement.

9. Compensation.
     (a) As compensation for services rendered by PNC during the term of this Agreement, Aster will pay to PNC a fee or fees as may be agreed to in writing by Aster, the Fund and PNC.
     (b) The undersigned hereby represents and warrants to PNC that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to PNC or to Aster in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments made or to be made by PNC to Aster or any affiliate of the Fund relating to this Agreement have been fully disclosed to the Board of Directors of the Fund and that, if required by applicable law, such Board of Directors has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.
     (c) Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, Aster shall remain responsible for paying to PNC the fees set forth in the applicable fee letter.
10. Standard of Care/Limitation of Liability.
     (a) Subject to the terms of this Section 10, PNC shall be liable to Aster and the Fund (or any person or entity claiming through the Fund) for damages only to the extent caused by PNC’s own intentional misconduct, bad faith, negligence or reckless disregard of its duties under this Agreement (“Standard of Care”).
     (b) PNC’s liability to the Fund, Aster and any person or entity claiming through the Fund or Aster for any loss, claim, suit, controversy, breach or damage of any nature whatsoever (including but not limited to those arising out of or related to this Agreement) and regardless of the form of action or legal theory (“Loss”) shall not exceed $8,000,000; provided, however, that the aggregate liability of PNC and PFPC Trust Company for all losses, claims, suits, controversies, breaches or damages of any nature whatsoever arising out of or related to this Agreement or any other agreement for services by and between the Fund and PNC and/or PFPC Trust Company shall not exceed $8,000,000.
     (c) PNC shall not be liable for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority; national emergencies; public enemy; war; terrorism; riot; fire; flood; catastrophe; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; elements of nature; non-performance by a third party; failure of the mails; or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above, provided that PNC has acted in accordance with the standard set forth in section 10(a), above.

     (d) PNC shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which PNC reasonably believes to be genuine. PNC shall not be liable for any damages that are caused by actions or omissions taken by PNC in accordance with Written Instructions. PNC shall not be liable for any damages arising out of any action or omission to act by any prior service provider of the Fund or for any failure to discover any such error or omission.
     (e) Neither PNC nor its affiliates shall be liable for any consequential, incidental, exemplary, punitive, special or indirect damages, whether or not the likelihood of such damages was known by PNC or its affiliates.
     (f) Each party shall have a duty to mitigate damages for which another party may become responsible.
     (g) This Section 10 shall survive termination of this Agreement.
11. Indemnification. Absent PNC’s failure to meet its Standard of Care (defined in Section 10 above), the Fund on behalf of each Portfolio agrees to indemnify, defend and hold harmless PNC and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Fund; and (b) any action taken or omitted to be taken by PNC at the request or direction of, or in reliance on, the advice of the Fund or in accordance with Written Instructions in connection with the provision of services to the Fund. This Section 11 shall survive termination of this Agreement. Any amounts payable by the Fund hereunder shall be satisfied only against the relevant portfolio assets and not against the assets of any other investment portfolio of the Fund. PNC shall give written notice to the Fund within thirty days of receipt by PNC of notice of any claim that may be subject to indemnification.
12. Description of Administration Assistance Services on a Continuous Basis. PNC will provide the services and functions specified in this Section 12.
     (a) Financial Reporting Assistance. PNC will:
(i)	Assist the Fund in determining the Fund’s dividend distribution;

(ii)	Assist the Fund in preparing annual and semi-annual shareholders reports including:
•	Schedule of Investments

•	Financial Statements

•	Financial Highlights, including total returns and expense ratios

•	all required footnotes as identified to PNC.

(iii)	calculate and disseminate Fund performance data, such as total returns and expense ratios;

(iv)	coordinate the printing of shareholder reports; prepare Form N-CSR and coordinate its filing with the SEC; and

(v)	communicate relevant statistical information to the applicable reporting service, including, but not limited to, Lipper, Morningstar and Investment Company Institute.
     (b) Compliance Assistance. PNC will monitor compliance of the Fund with Subchapter M of the Internal Revenue Code to determine its status as a Regulated Investment Company.
     (c) Filing Assistance.
(i)	PNC will prepare semi-annual reports to be filed with the SEC on Form N-SAR;

(ii)	PNC will coordinate the filing of Form N-SAR electronically with the SEC via EDGAR System; and

(iii)	PNC will coordinate the filing of Form 24F-2 with the SEC relating to the federal registration of Fund shares sold.
     (d) Tax Assistance. PNC will work with the Fund’s independent auditors in determining and recommending required amount of distribution from ordinary income and capital gains to properly avoid Federal income tax and Federal excise tax. Notwithstanding the foregoing, the services of PNC are not, nor shall they be construed as constituting, tax advice or the provision of tax services for or on behalf of the Fund or any other person.
     (e) Support Services Assistance. PNC will:
(i)	Assist in developing annual expense budget for the Fund, and monitor expense accruals throughout the year;

(ii)	Act as a liaison with the Fund’s independent public accountants and provide account analyses, fiscal year summaries and other audit-related schedules;

(iii)	Administratively assist the Fund in maintaining Directors & Officers Errors and Omissions Insurance; and

(iv)	Provide accounting and tax support for all aspects of a Fund’s operation including the effects of any change in the Fund’s structure.
     (f) Regulatory Administrative Assistance Services.
(i)	SEC Filings Assistance. PNC will (a) provide assistance with preparing and filing of the Fund’s annual Post-Effective Amendment to its Registration Statement on Form N-l A; and (b) provide assistance with preparing and filing of supplements to the Registration Statement (not to exceed one supplement per quarter, of one page or less in length).

(ii)	Fidelity Bond Assistance. PNC will (a) administratively assist Fund management with the fidelity bond application process; (b) obtain quotes from insurance brokers; (c) monitor Fund asset levels on a month-end basis; and (d) provide assistance with filing of the fidelity bond with the SEC pursuant to Rule 17g-l upon PNC’s receipt of the bond.

(iii)	Board Administration Assistance. PNC will maintain a regulatory calendar for the Fund listing various SEC filing and board approval deadlines.

(iv)	Fund Administration Assistance. PNC will (a) provide periodic updates on recent, relevant regulatory events; (b) maintain copies of Fund files (organizational documents, signed contracts and minutes), to the extent such documents are provided to PFPC; (c) provide administrative assistance with SEC or IRS examinations (provision of materials); and (d) conduct an annual ad hoc training program, at client’s request; and (e) provide such additional regulatory services upon such terms and for such fees as the parties hereto may agree upon in writing.
All regulatory administration services are subject to the review and approval of the Fund’s counsel.
     (g) Rule 38a-l Base Compliance Support. PNC will provide to the Fund its compliance policies and procedures related to services provided by PNC to the Fund under the various service agreements between PNC and the Fund, and, if mutually agreed, certain PNC affiliates, as applicable, and PNC summary procedures thereof and an annual certification letter.
     (h) Service Provider Coordination Assistance. PNC will provide assistance in coordinating and administratively managing service provider relationships between the Fund, Counsel, Auditors, the Investment Advisor, and Financial Printers.

13. Duration and Termination.
(a) This initial term of this Agreement will be for the period of three (3) years (the “Initial Term”), commencing on the date hereinabove first written (the “Effective Date”) and will continue thereafter subject to termination by each of the parties as set forth below. Upon expiration of the Initial Term, the Agreement shall automatically renew for a term of one (1) year (“Renewal Term”) each, unless the Fund, Aster or PNC provides written notice to the other parties of its intent not to renew. Any of the parties hereto may terminate this Agreement by giving the other parties a notice in writing specifying the date of such termination, which shall not be less than 90 days after the date of giving such notice. The fees agreed to between the Aster, the Fund and PNC will be fixed for three (3) years commencing on the Effective Date of this Agreement and will continue thereafter subject to their review and any adjustment as may be agreed in writing by Aster, the Fund and PNC. In the event the Fund or Aster gives notice of termination, all expenses associated with movement (or duplication) of records and materials and conversion thereof to a successor services provider (and any other service provider(s)), and all trailing expenses incurred by PNC, will be borne by Aster and paid to PNC prior to any such conversion. Subject to the foregoing, upon termination of this Agreement, PNC shall (i) at the Fund’s reasonable request and in accordance with Written Instructions, deliver a copy of the books and records pertaining to the Fund or Portfolios, if any, that are under the possession or control of PNC, to the Fund or any other person designated by the Fund; and (ii) in the event that the Fund moves services described in this Agreement to a successor provider and notice of termination was timely provided, PNC will use commercially reasonable efforts to facilitate the conversion by the termination date. Should the Fund terminate this Agreement because of a material breach by PNC, PNC agrees that all reasonable expenses or costs associated with the movement (or duplication) of records and materials and conversion thereof to a successor service provider, including all trailing expenses incurred by PNC, will be borne by PNC.
(b) If a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a “Defaulting Party”) the other unaffiliated party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, and if such material breach shall not have been remedied within thirty (30) days after such written notice is given, then the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.
14. Notices. Notices shall be addressed (a) if to PNC, at 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President (or such other address as PNC may inform the Fund in writing); (b) if to the Fund, at 60 E. Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939, Attention: President (or such other address as the Fund may inform PNC in writing); if to Aster, at Aster Investment Management Co., Inc., 60 E. Sir Francis Drake Blvd., Larkspur, CA 94939 or (d) if to none of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other parties. If notice is sent by confirming telegram, cable, telex, facsimile sending device, or other communication device capable of delivering instantaneous written communications, it shall be deemed to have been given immediately. If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

15. Amendments. This Agreement or any term thereof, may not be altered or amended except by an instrument in writing executed by all of the parties.
16. Delegation; Assignment. This Agreement shall not be assignable by any party without the written consent of the other parties, provided, however, that PNC may assign its rights and delegate its duties hereunder to any majority-owned direct or indirect subsidiary of PNC or of The PNC Financial Services Group, Inc., provided that PNC gives Aster and the Fund thirty (30) days prior written notice of such assignment or delegation.
17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
18. Further Actions. Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.
19. Miscellaneous.
     (a) Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of PNC hereunder without the prior written approval of PNC, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by PNC under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to Aster or the Fund, unless the parties hereto expressly agree in writing to any such increase.
     (b) During the term of this Agreement and for one year thereafter, neither Aster nor the Fund shall (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees, and Aster and the Fund shall cause the Fund’s affiliates not to (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees. To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a PNC employee by the Fund, Aster or an affiliate of the Fund if the PNC employee was identified by such entity solely as a result of the PNC employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.
     (c) Except as expressly provided in this Agreement, PNC hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement. PNC disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

     (d) This Agreement embodies the entire agreement and understanding among the parties and supersedes all prior agreements (including the Superseded Agreement) and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties. The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Notwithstanding any provision hereof, the services of PNC are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of Aster, the Fund or any other person. Neither this Agreement nor the provision of services under this Agreement shall establish, or is intended to establish, an attorney-client relationship between the Aster and PNC or the Fund and PNC.
     (e) The Fund will provide such information and documentation as PNC may reasonably request in connection with services provided by PNC to the Fund.
     (f) This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.
     (g) If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there shall be no third party beneficiaries hereof.
     (h) The facsimile or other electronically reproduced signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.
     (i) To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of PNC’s affiliates are financial institutions, and PNC may, as a matter of policy, request (or may have already requested) Aster’s and the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. PNC may also ask (and may have already asked) for additional identifying information, and PNC may take steps (and may have already taken steps) to verify the authenticity and accuracy of such information.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.
By:	/s/ Jay F. Nusblatt
Title: Senior Vice President

MERIDIAN FUND, INC.
By:	/s/ Richard F. Aster Jr.
Title: President

ASTER INVESTMENT MANAGEMENT CO., INC.
By:	/s/ Richard F. Aster Jr.
Title: President

EXHIBIT A
     THIS EXHIBIT A, dated as of January 1, 2009 is Exhibit A to that certain Amended and Restated Administration Assistance Services Agreement dated as of January 1, 2009 by and among PNC GLOBAL INVESTMENT SERVICING (U.S.) INC., MERIDIAN FUND, INC. and ASTER INVESTMENT MANAGEMENT CO., INC.
Portfolios
Meridian Equity Income Fund
Meridian Growth Fund
Meridian Value Fund

APPENDIX A
Definitions
As used in this Agreement:
(a)	“1933 Act” means the Securities Act of 1933, as amended.

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)	“Authorized Person” means any officer of Aster or the Fund and any other person duly authorized by the Fund’s Board of Directors to give Oral Instructions or Written Instructions on behalf of the Fund. An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(d)	“Oral Instructions” mean oral instructions received by PNC from an Authorized Person or from a person reasonably believed by PNC to be an Authorized Person. PNC may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(e)	“SEC” means the Securities and Exchange Commission.

(f)	“Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

(g)	“Shares” means the shares of beneficial interest of any series or class of the Fund.

(h)	“Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by PNC to be an Authorized Person) and received by PNC or (ii) trade instructions transmitted (and received by PNC) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier. The instructions may be delivered electronically (with respect to sub-item (ii) above) or by hand, mail, telegram, cable, telex, facsimile, or other electronic communications sending device.